Jardines

JARDINE MATHESON HOLDINGS LIMITED
Securities and Exchange Commission File No.82-2963

Jardine Matheson Limited
Central, Hong Kong
gsd@jardines.com

Group Secretariat

5th December 2003

03045480

Securities & Exchange Commission
Office of Int'l Corporate Finance
Division of Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

Dear Sirs

Jardine Matheson Holdings Limited

We enclose for your information a notification dated 5th December 2003 in respect of the above Company which was lodged with the UK Listing Authority today.

Yours faithfully
JARDINE MATHESON LIMITED

Neil M McNamara
Group Corporate Secretary

Encl

dlw 1/7

Full Text Announcement

Company	Jardine Matheson Hldgs Ld
TIDM	JAR
Headline	Directorate
Released	09:07 5 Dec 2003
Number	9089S

JARDINE MATHESON HOLDINGS LIMITED (the "Company")

Please be advised that Mr James Watkins will retire as a Director of the Company with effect from 31st December 2003.

Neil M McNamara, Jardine Matheson Limited
for and on behalf of Jardine Matheson Holdings Limited

5th December 2003

www.jardines.com

END

Company website